Confidential	July 27, 2015

Board of Directors and Independent Valuation
Committee of the Board of Directors
of Kansas City Life Insurance Company
3520 Broadway
Kansas City, MO 64111

Ladies and Gentlemen:

Kansas City Life Insurance Company (the "Company") and the independent valuation committee (the "Independent Valuation Committee") of the board of directors (the "Board of Directors") of the Company have engaged Duff & Phelps, LLC ("Duff & Phelps") to serve as an independent valuation advisor to the Independent Valuation Committee and to provide an opinion (the "Opinion", as described below) as of the date hereof with respect to the contemplated transaction described below (the "Proposed Transaction").

Description of the Proposed Transaction

Duff & Phelps' understanding of the "Proposed Transaction" is as follows: The Company intends, subject to approval of its shareholders, to affect a 1-for-250 reverse stock split of its common stock. Shareholders that would otherwise receive less than one full share of common stock would in lieu of receiving a fractional share would receive $52.50 in cash (the "Per Share Consideration"). Following the reverse stock split, the Company would affect a 250-for-1 forward stock split, returning its outstanding shares to their original pre-split state. The Company estimates that it will cancel approximately 196,538 shares of its common stock in the Proposed Transaction, or approximately 1.84% of the shares of common stock outstanding as of the date hereof, for an aggregate cost of approximately $10,318,245. Following the Proposed Transaction, the Company would suspend the registration of its common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended, and would terminate the listing of its common stock on the NASDAQ Capital Market LLC. The ratios to be used for the reverse and forward stock splits were determined by the Board of Directors and the amount of the Per Share Consideration was determined by the Board of Directors based upon the recommendation of the Independent Valuation Committee. Shareholders whose shares are cancelled and converted into the right to receive the Per Share Consideration are referred to herein as the "Cashed-out Shareholders".

Independent Valuation Committee and Board of Directors
of Kansas City Life Insurance Company

July 27, 2015

Opinion

Duff & Phelps has been asked to opine as to the fairness, from a financial point of view, to: (i) the Cashed-out Shareholders of the Per Share Consideration to be received by such holders in the Proposed Transaction; (ii) the Company (including its continuing shareholders) of the Per Share Consideration to be paid by the Company to the Cashed-out Shareholders in the Proposed Transaction; and (iii) the public shareholders of the Company (other than R. Philip Bixby, Walter E. Bixby, Nancy B. Hudson and their respective affiliates) who will remain shareholders after the Proposed Transaction of the Per Share Consideration to be paid by the Company to the Cashed-out Shareholders in the Proposed Transaction (without giving effect to any impact of the Proposed Transaction on any particular shareholder other than in its capacity as a shareholder).

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps' procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.
The Company's Annual Reports on Form 10-K (including the audited financial statements of the Company included therein) filed with the Securities and Exchange Commission ("SEC") for the years ended December 31, 2013 and 2014 and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 (including the unaudited interim financial statements of the Company included therein) filed with the SEC; and

b.	Other internal documents relating to the history, current operations, and probable future outlook of the Company provided to us by management of the Company

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

3.
Reviewed the historical trading price and trading volume of the Company's common stock, and financial information and stock market information of certain other companies whose securities are publicly traded and that Duff & Phelps deemed relevant;

4.
Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including an analysis of selected public companies that Duff & Phelps deemed relevant and an analysis of selected transactions that Duff & Phelps deemed relevant; and

Independent Valuation Committee and Board of Directors
of Kansas City Life Insurance Company

July 27, 2015

5.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company's consent:

1.
Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

2.	Assumed that all procedures required by law to be taken in connection with the Proposed Transaction have been, or will be, duly, validly and timely taken;

3.
Assumed that any estimates, evaluations and forecasts furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such forecasts or the underlying assumptions. Management of the Company does not prepare long-term financial projections;

4.	Assumed that information supplied and representations made by Company management are substantially accurate regarding the Company and the Proposed Transaction;

5.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

6.
Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

7.
Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the summary term sheet described in the Company's preliminary proxy statement filed with the SEC without any amendments thereto or any waivers of any terms or conditions thereof; and

Independent Valuation Committee and Board of Directors
of Kansas City Life Insurance Company

July 27, 2015

8.
Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps' analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the Company's solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps is not an expert in the evaluation of reserves for future policy benefits and was not requested to, and did not, make any actuarial determinations or evaluations or attempt to evaluate actuarial assumptions. Duff & Phelps made no analysis of, and expresses no view with respect to, the adequacy of the Company's reserves for future policy benefits. Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate or determine the terms of the Proposed Transaction, or (iii) advise the Independent Valuation Committee, the Board of Directors or any other party with respect to alternatives to the Proposed Transaction.

Duff & Phelps is not expressing any opinion as to the market price or value of the Company's common stock (or anything else) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company's credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

This Opinion is furnished solely for the use and benefit of the Independent Valuation Committee and the Board of Directors in connection with their consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps' express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Independent Valuation Committee, the Board of Directors or any shareholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the Per Share Consideration paid or received is the best possibly attainable under any circumstances; instead, it merely states whether the Per Share Consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Independent Valuation Committee and Board of Directors
of Kansas City Life Insurance Company

July 27, 2015

This Opinion is solely that of Duff & Phelps, and Duff & Phelps' liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter among Duff & Phelps, the Company and the Independent Valuation Committee dated May 27, 2015 (the "Engagement Letter"). This letter is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Independent Valuation Committee and will receive a fee for its services. No portion of Duff & Phelps' fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps' fee is payable upon Duff & Phelps' delivery of its Opinion. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof: (i) the Per Share Consideration to be received by Cashed-out Shareholders in the Proposed Transaction is fair from a financial point of view to the Cashed-out Shareholders; (ii) the Per Share Consideration to be paid by the Company to the Cashed-out Shareholders in the Proposed Transaction is fair from a financial point of view to the Company (including its continuing shareholders); and (iii) the Per Share Consideration to be paid by the Company to the Cashed-out Shareholders in the Proposed Transaction is fair from a financial point of view the public shareholders of the Company (other than R. Philip Bixby, Walter E. Bixby, Nancy B. Hudson and their respective affiliates) who will remain shareholders after the Proposed Transaction (without giving effect to any impact of the Proposed Transaction on any particular shareholder other than in its capacity as a shareholder).

Independent Valuation Committee and Board of Directors
of Kansas City Life Insurance Company

July 27, 2015

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

Duff & Phelps, LLC